PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

November 22, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc.
SEC Comment Letter dated November 18, 2016
Amendment No. 1 to Registration Statement on Form S-1
Filed October 26, 2016
File No. 333-213406

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated November 18, 2016 on the captioned filing (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

General

1.	Sale of Investment Properties. The Company has sold investment properties only to the groups in Europe (Scandinavia) that have been responsible primarily for the financing of the Company. All properties sold to residents of the United States have been sold as residences through normal listings with real estate agents, and none of these have been managed subsequent to sale by the Company. The Company has no plans at this point to sell any of its properties for investment to residents of the United States, but if it so does, it will furnish investors with a private placement memorandum, with full financial and descriptive disclosures concerning the offering, and since the offering would be of “investment contracts” which would constitute securities for purposes of the Securities Act of 1933, would comply with the filing requirements of Securities and Exchange Commission, depending on whether the offering is a public or private offering. In addition, the Company would make all post-offering and other filings and provide all disclosures required by state regulatory authorities in any such future offering (including special filings and disclosures, if any, required by states for sales of investment real estate properties).

2.	Control of American Residential Fastigheter AB. The Amended Registration, in the principal stockholders table, has disclosed the name of the person who controls American Residential Fastigheter AB. The principal stockholders table has been updated to November 4, 2016.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer